UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(AMENDMENT NO. 2)*

Eterna Therapeutics Inc.

(Name of Issuer)

Common Stock, par value $0.005 per share

(Title of Class of Securities)

114082100

(CUSIP Number)

January 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)

☒    Rule 13d-1(c)

☐    Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 114082100

1	NAMES OF REPORTING PERSONS John D. Halpern
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 452,283 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 452,283 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 452,283
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Represents shares held by the John D. Halpern Revocable Trust, a trust which the Reporting Person and Katherine H. Halpern are trustees.
(2)

Such percentage is based on an aggregate of 5,127,070 shares of Common Stock of the Issuer outstanding, which is calculated by adding (i) 2,942,120 shares of Common Stock issued and outstanding as of November 11, 2022 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2022 and (ii) 2,184,950 shares of Common Stock that the Issuer sold pursuant to that certain Securities Purchase Agreement dated November 23, 2022, as announced in the Issuer’s Current Report on Form 8-K filed with the SEC on November 25, 2022.

CUSIP No. 114082100

1	NAMES OF REPORTING PERSONS Katherine H. Halpern
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 452,283 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 452,283 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 452,283
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Represents 452,283 shares held by the John D. Halpern Revocable Trust, a trust of which the Reporting Person and John D. Halpern are trustees.
(2)

Such percentage is based on an aggregate of 5,127,070 shares of Common Stock of the Issuer outstanding, which is calculated by adding (i) 2,942,120 shares of Common Stock issued and outstanding as of November 11, 2022 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2022 and (ii) 2,184,950 shares of Common Stock that the Issuer sold pursuant to that certain Securities Purchase Agreement dated November 23, 2022, as announced in the Issuer’s Current Report on Form 8-K filed with the SEC on November 25, 2022.

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13G filed by John D. Halpern, Katherine H. Halpern and Ian H. Halpern with the Securities and Exchange Commission (the “Commission”) on May 24, 2021 (the “Schedule 13G”) and Amendment No.1 to the Schedule 13G (the “First Amendment”) filed by John D. Halpern and Katherine H. Halpern with the Commission on December 5, 2022, relating to the common stock, par value $0.005 per share (the “Common Stock”), of Eterna Therapeutics Inc. (f/k/a Brooklyn ImmunoTherapeutics, Inc.), a Delaware corporation (the “Issuer”)

Item 1(a).	Name of Issuer:

Eterna Therapeutics Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

10355 Science Center Drive, Suite 150, San Diego, California 92121

Item 2(a).	Name of Person Filing:

John D. Halpern

Katherine H. Halpern

Item 2(b).	Address of Principal Business Office or, if none, Residence:

P.O. Box 540 Portsmouth, New Hampshire 03802

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.005 per share

Item 2(e).	CUSIP Number: 114082100

Item 3. If this Statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership John D. Halpern:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:	452,283	shares
(b) Percent of Class:	8.8%

(c) Number of shares as to which such person has:
(i) sole power to vote or to direct the vote:	0	shares
(ii) shared power to vote or to direct the vote:	452,283	shares
(iii) sole power to dispose or to direct the disposition of:	0	shares
(iv) shared power to dispose or to direct the disposition of:	452,283	shares

Item 4.	Ownership Katherine H. Halpern:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:	452,283	shares
(b) Percent of Class:	8.8%
(c) Number of shares as to which such person has:
(i) sole power to vote or to direct the vote:	0	shares
(ii) shared power to vote or to direct the vote:	452,283	shares
(iii) sole power to dispose or to direct the disposition of:	0	shares
(iv) shared power to dispose or to direct the disposition of:	452,283	shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2023

/s/ John D. Halpern
Name:	John D. Halpern

/s/ Katherine H. Halpern
Name:	Katherine H. Halpern